Exhibit 4.7

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Sep. 30, 2016	Dec. 31, 2015
Assets
Cash and cash equivalents		$4,372	$2,774
Other financial assets	5, 6	5,096	6,156
Accounts receivable and other	6	8,882	7,044
Inventory	6	5,869	5,281
Assets classified as held for sale	7	3,760	1,397
Equity accounted investments		24,453	23,216
Investment properties		50,374	47,164
Property, plant and equipment	8	45,203	37,273
Intangible assets		6,294	5,170
Goodwill		3,932	2,543
Deferred income tax assets		1,602	1,496
Total Assets		$159,837	$139,514

Liabilities and Equity
Accounts payable and other	6	$12,478	$11,366
Liabilities associated with assets classified as held for sale	7	1,985	522
Corporate borrowings		4,674	3,936
Non-recourse borrowings
Property-specific mortgages	6	50,910	46,044
Subsidiary borrowings	6	9,663	8,303
Deferred income tax liabilities		9,465	8,785
Subsidiary equity obligations		3,543	3,331
Equity
Preferred equity		3,732	3,739
Non-controlling interests		40,955	31,920
Common equity	10	22,432	21,568
Total equity		67,119	57,227
Total Liabilities and Equity		$159,837	$139,514

BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2016	2015	2016	2015
Revenues		$6,285	$5,056	$17,476	$14,375
Direct costs		(4,590)	(3,740)	(12,568)	(10,341)
Other income and gains		325	133	391	145
Equity accounted income		454	304	1,041	1,174
Expenses
Interest		(825)	(691)	(2,407)	(2,117)
Corporate costs		(20)	(25)	(68)	(83)
Fair value changes	11	(59)	389	358	1,572
Depreciation and amortization		(541)	(436)	(1,538)	(1,265)
Income taxes		992	(145)	556	22
Net income		$2,021	$845	$3,241	$3,482
Net income attributable to:
Shareholders		$1,036	$289	$1,478	$1,663
Non-controlling interests		985	556	1,763	1,819
		$2,021	$845	$3,241	$3,482
Net income per share:
Diluted	10	$1.03	$0.26	$1.41	$1.60
Basic	10	1.05	0.27	1.44	1.65

Q3 2016 INTERIM REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Net income	$2,021	$845	$3,241	$3,482
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	11	(158)	(253)	(82)
Available-for-sale securities	(136)	(327)	39	(428)
Equity accounted investments	(9)	23	(69)	112
Foreign currency translation	(151)	(2,106)	1,741	(3,627)
Income taxes	13	(18)	52	(44)
	(272)	(2,586)	1,510	(4,069)
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	37	(2)	59	49
Revaluation of pension obligations	(6)	15	(27)	19
Equity accounted investments	—	—	17	—
Income taxes	6	1	12	(3)
	37	14	61	65
Other comprehensive (loss) income	(235)	(2,572)	1,571	(4,004)
Comprehensive income (loss)	$1,786	$(1,727)	$4,812	$(522)
Attributable to:
Shareholders
Net income	$1,036	$289	$1,478	$1,663
Other comprehensive (loss) income	(58)	(1,219)	544	(1,598)
Comprehensive income (loss)	$978	$(930)	$2,022	$65

Non-controlling interests
Net income	$985	$556	$1,763	$1,819
Other comprehensive (loss) income	(177)	(1,353)	1,027	(2,406)
Comprehensive income (loss)	$808	$(797)	$2,790	$(587)

BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2016	$4,384	$212	$10,617	$1,433	$6,639	$(1,090)	$(562)	$21,633	$3,734	$39,172	$64,539
Changes in period
Net income	—	—	1,036	—	—	—	—	1,036	—	985	2,021
Other comprehensive income	—	—	—	—	13	47	(118)	(58)	—	(177)	(235)
Comprehensive income	—	—	1,036	—	13	47	(118)	978	—	808	1,786
Shareholder distributions
Common equity	—	—	(125)	—	—	—	—	(125)	—	—	(125)
Preferred equity	—	—	(33)	—	—	—	—	(33)	—	—	(33)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(609)	(609)
Other items
Equity issuances, net of redemptions	7	(3)	7	—	—	—	—	11	(2)	1,535	1,544
Share-based compensation	—	14	(1)	—	—	—	—	13	—	1	14
Ownership changes	—	—	—	(61)	(2)	12	6	(45)	—	48	3
Total change in period	7	11	884	(61)	11	59	(112)	799	(2)	1,783	2,580
Balance as at September 30, 2016	$4,391	$223	$11,501	$1,372	$6,650	$(1,031)	$(674)	$22,432	$3,732	$40,955	$67,119

1. Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2. Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2015	$4,278	$204	$10,590	$1,542	$6,173	$(943)	$(377)	$21,467	$3,549	$30,006	$55,022
Changes in period
Net income	—	—	289	—	—	—	—	289	—	556	845
Other comprehensive income	—	—	—	—	1	(936)	(284)	(1,219)	—	(1,353)	(2,572)
Comprehensive income	—	—	289	—	1	(936)	(284)	(930)	—	(797)	(1,727)
Shareholder distributions
Common equity	—	—	(115)	—	—	—	—	(115)	—	—	(115)
Preferred equity	—	—	(32)	—	—	—	—	(32)	—	—	(32)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(479)	(479)
Other items
Equity issuances, net of redemptions	—	(4)	(115)	—	—	—	—	(119)	—	572	453
Share-based compensation	—	20	1	—	—	—	—	21	—	2	23
Ownership changes	—	—	10	17	(5)	(3)	(5)	14	—	97	111
Total change in period	—	16	38	17	(4)	(939)	(289)	(1,161)	—	(605)	(1,766)
Balance as at September 30, 2015	$4,278	$220	$10,628	$1,559	$6,169	$(1,882)	$(666)	$20,306	$3,549	$29,401	$53,256

1. Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2. Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q3 2016 INTERIM REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227
Changes in period
Net income	—	—	1,478	—	—	—	—	1,478	—	1,763	3,241
Other comprehensive income	—	—	—	—	26	657	(139)	544	—	1,027	1,571
Comprehensive income	—	—	1,478	—	26	657	(139)	2,022	—	2,790	4,812
Shareholder distributions
Common equity	—	—	(872)	—	—	54	2	(816)	—	441	(375)
Preferred equity	—	—	(100)	—	—	—	—	(100)	—	—	(100)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,450)	(1,450)
Other items
Equity issuances, net of redemptions	13	(9)	(74)	—	—	—	—	(70)	(7)	5,684	5,607
Share-based compensation	—	40	(17)	—	—	—	—	23	—	6	29
Ownership changes	—	—	41	(128)	(163)	54	1	(195)	—	1,564	1,369
Total change in period	13	31	456	(128)	(137)	765	(136)	864	(7)	9,035	9,892
Balance as at September 30, 2016	$4,391	$223	$11,501	$1,372	$6,650	$(1,031)	$(674)	$22,432	$3,732	$40,955	$67,119

1. Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2. Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247
Changes in period
Net income	—	—	1,663	—	—	—	—	1,663	—	1,819	3,482
Other comprehensive income	—	—	—	—	30	(1,400)	(228)	(1,598)	—	(2,406)	(4,004)
Comprehensive income	—	—	1,663	—	30	(1,400)	(228)	65	—	(587)	(522)
Shareholder distributions
Common equity	—	—	(336)	—	—	—	—	(336)	—	—	(336)
Preferred equity	—	—	(100)	—	—	—	—	(100)	—	—	(100)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,178)	(1,178)
Other items
Equity issuances, net of redemptions	1,247	(15)	(309)	—	—	—	—	923	—	1,431	2,354
Share-based compensation	—	50	(2)	—	—	—	—	48	—	32	80
Ownership changes	—	—	10	(420)	6	(41)	(2)	(447)	—	158	(289)
Total change in period	1,247	35	926	(420)	36	(1,441)	(230)	153	—	(144)	9
Balance as at September 30, 2015	$4,278	$220	$10,628	$1,559	$6,169	$(1,882)	$(666)	$20,306	$3,549	$29,401	$53,256

1. Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2. Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2016	2015	2016	2015
Operating activities
Net income		$2,021	$845	$3,241	$3,482
Share of undistributed equity accounted earnings		(318)	(98)	(677)	(739)
Fair value changes	11	59	(389)	(358)	(1,572)
Depreciation and amortization		541	436	1,538	1,265
Deferred income taxes		(1,030)	107	(698)	(131)
Investments in residential inventory		(342)	(73)	(497)	(130)
Net change in non-cash working capital balances		(296)	157	(830)	(74)
		635	985	1,719	2,101
Financing activities
Corporate borrowings arranged		377	280	869	776
Corporate borrowings repaid		(232)	—	(232)	—
Commercial paper and bank borrowings, net		138	504	(71)	(11)
Non-recourse borrowings arranged		4,113	6,959	16,225	14,741
Non-recourse borrowings repaid		(4,301)	(2,185)	(13,457)	(9,024)
Non-recourse credit facilities, net		(981)	—	(981)	—
Subsidiary equity obligations issued		—	21	9	36
Subsidiary equity obligations redeemed		(2)	(19)	(177)	(80)
Capital provided from non-controlling interests		2,400	1,162	8,250	3,718
Capital repaid to non-controlling interests		(865)	(590)	(2,566)	(2,287)
Preferred equity redemption		(1)	—	(6)	—
Common shares issued		2	12	12	1,252
Common shares repurchased		—	(133)	(94)	(337)
Distributions to non-controlling interests		(609)	(479)	(1,450)	(1,178)
Distributions to shareholders		(158)	(147)	(475)	(436)
		(119)	5,385	5,856	7,170
Investing activities
Acquisitions
Investment properties		(292)	(744)	(1,419)	(2,214)
Property, plant and equipment		(376)	(295)	(1,007)	(760)
Equity accounted investments		(239)	(281)	(1,065)	(3,649)
Financial assets and other		(419)	(619)	(2,796)	(2,405)
Acquisition of subsidiaries		(1,194)	(5,406)	(6,082)	(7,041)
Dispositions
Investment properties		766	303	2,550	1,690
Property, plant and equipment		21	60	33	147
Equity accounted investments		472	207	969	971
Financial assets and other		1,216	537	2,874	2,099
Disposition of subsidiaries		4	266	131	347
Restricted cash and deposits		(141)	(82)	(248)	1,696
		(182)	(6,054)	(6,060)	(9,119)
Cash and cash equivalents
Change in cash and cash equivalents		334	316	1,515	152
Foreign exchange revaluation		18	(182)	83	(255)
Balance, beginning of period		4,020	2,923	2,774	3,160
Balance, end of period		$4,372	$3,057	$4,372	$3,057

Q3 2016 INTERIM REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these interim financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity. The Corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.    SIGNIFICANT ACCOUNTING POLICIES

a)    Statement of Compliance

The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2015, except as noted below in Note 2(b).

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2015 included in that report.

The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issuance by the Board of Directors of the company on November 10, 2016.

b)    Adoption of Accounting Standards

The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2016 as follows:

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were amended to clarify the appropriate method of amortization for intangible assets. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment; the amendments to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. The company adopted the amendments to IAS 16 and IAS 38 on January 1, 2016, on a prospective basis, the adoption did not have a significant impact on the company’s consolidated financial statements.

Investments in Associates and Joint Ventures

The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted. The impacts of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements are not significant.

c)    Future Changes in Accounting Standards

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The IASB has tentatively deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

BROOKFIELD ASSET MANAGEMENT

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Leases

In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheets, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company has not yet determined the impact of IFRS 16 on its consolidated financial statements.

3.    SEGMENTED INFORMATION

a)    Operating Segments

Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.                  Asset management operations consist of managing our listed partnerships, private funds and public securities on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.               Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.            Renewable power operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.           Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.              Private equity operations include a broad range of industries, and are mostly focused on energy, industrial, construction and other business services.

vi.           Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.        Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

On June 20, 2016 we formed a listed issuer called Brookfield Business Partners L.P. (“BBU”) by way of a special dividend to shareholders. BBU is the primary vehicle through which we own and operate businesses within our private equity business group. In connection with the formation of BBU, we have realigned the organizational and governance structure of these businesses and changed how the company presents information for financial reporting and management decision making which has resulted in a change in the private equity and service activities segments. Specifically, our private equity reportable segment includes our investments included in BBU, Norbord Inc. and certain other directly held investments. Accordingly, effective the first quarter 2016, we changed our private equity and service activities operating segments into a single operating segment, and a single reportable segment, called Private Equity. The company has retrospectively applied this segment change for all periods presented.

Q3 2016 INTERIM REPORT

b)    Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

We use FFO to assess our performance both as an asset manager and an investor and operator of our assets; we use FFO to understand the financial impact of our operating decisions. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the in period impact of contracts that we enter into to generate revenue, including asset management agreements, leases, power sales agreements, take or pay contracts, and sales of inventory, and also the impact of changes in leverage or the cost of that leverage as well as other costs incurred to operate our business.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods adjusted to include taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business and the ultimate gain or loss on disposition of an asset is an important indicator of our performance as an allocator of capital. As noted above, unrealized fair value changes are excluded from FFO; however, gains or losses recorded over the life of an asset are included in the determination of realized disposition gains or losses.

We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We also exclude deferred income taxes from FFO. The vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS, and as a result, these unrealized balances are eliminated. Cash taxes are included within FFO.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 25. We do not use FFO as a measure of cash generated from our operations.

We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

i.                                         Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

ii.                                     Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.

The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

BROOKFIELD ASSET MANAGEMENT

c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$46	$1,654	$627	$593	$2,500	$832	$33	$6,285
Inter-segment revenues	237	4	—	—	83	—	—	324	i
Segmented revenues	283	1,658	627	593	2,583	832	33	6,609
Segmented equity accounted income	—	201	4	184	39	5	3	436	ii
Interest expense	—	(440)	(162)	(102)	(37)	(20)	(64)	(825)	iii
Current income taxes	—	(10)	(7)	(9)	(8)	(9)	5	(38)	iv
Funds from operations	178	545	49	89	97	10	(85)	883	v
Common equity	337	17,121	4,862	2,343	2,505	2,699	(7,435)	22,432
Equity accounted investments	—	16,678	202	6,697	386	385	105	24,453
Additions to non-current assets[1]	—	3,238	100	2,678	66	5	10	6,097

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$69	$1,403	$342	$532	$2,180	$539	$(9)	$5,056
Inter-segment revenues	182	—	—	—	93	—	9	284	i
Segmented revenues	251	1,403	342	532	2,273	539	—	5,340
Segmented equity accounted income	—	193	5	146	35	4	(2)	381	ii
Interest expense	—	(386)	(107)	(96)	(34)	(19)	(58)	(700)	iii
Current income taxes	—	(9)	(10)	(5)	(6)	(5)	(3)	(38)	iv
Funds from operations	141	214	48	71	84	41	(98)	501	v
Common equity	328	16,265	4,424	2,203	2,178	2,221	(6,051)	21,568
Equity accounted investments	—	17,494	197	4,690	412	358	65	23,216
Additions to non-current assets[1]	—	8,675	79	293	1,238	67	24	10,376

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$179	$4,759	$1,898	$1,690	$6,999	$1,808	$143	$17,476
Inter-segment revenues	702	10	—	—	241	—	6	959	i
Segmented revenues	881	4,769	1,898	1,690	7,240	1,808	149	18,435
Segmented equity accounted income	—	647	8	487	135	26	(2)	1,301	ii
Interest expense	—	(1,288)	(455)	(308)	(113)	(69)	(180)	(2,413)	iii
Current income taxes	—	(20)	(23)	(22)	(23)	(15)	(39)	(142)	iv
Funds from operations	554	1,193	154	271	277	(12)	(214)	2,223	v
Additions to non-current assets[1]	—	7,670	6,766	4,723	270	68	46	19,543

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$202	$4,020	$1,243	$1,606	$5,693	$1,540	$71	$14,375
Inter-segment revenues	512	—	—	—	285	—	22	819	i
Segmented revenues	714	4,020	1,243	1,606	5,978	1,540	93	15,194
Segmented equity accounted income	—	534	18	402	54	8	(3)	1,013	ii
Interest expense	—	(1,153)	(326)	(288)	(100)	(102)	(170)	(2,139)	iii
Current income taxes	—	(32)	(20)	(19)	(9)	(19)	(10)	(109)	iv
Funds from operations	393	821	195	189	179	20	(219)	1,578	v
Additions to non-current assets[1]	—	14,824	1,349	1,824	3,004	98	92	21,191

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

Q3 2016 INTERIM REPORT

i.                                         Inter-Segment Revenues

For the three months ended September 30, 2016, the adjustment to external revenues, when determining segmented revenues, consists of management fees and leasing revenues earned from consolidated entities totalling $241 million (2015 – $182 million), revenues earned on construction projects between consolidated entities totalling $83 million (2015 – $93 million) and interest income on loans between consolidated entities totalling $nil (2015 – $9 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

For the nine months ended September 30, 2016, the adjustment to external revenues, when determining segmented revenues, consists of management fees and leasing revenues earned from consolidated entities totalling $712 million (2015 – $512 million) revenues earned on construction projects between consolidated entities totalling $241 million (2015 – $285 million) and interest income on loans between consolidated entities totalling $6 million (2015 – $22 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.                                     Equity Accounted Income

The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Segmented equity accounted income	$436	$381	$1,301	$1,013
Fair value changes and other non-FFO items	18	(77)	(260)	161
Equity accounted income	$454	$304	$1,041	$1,174

iii.                                 Interest Expense

For the three months ended September 30, 2016, the adjustment to interest expense consists of interest on loans between consolidated entities totalling $nil (2015 – $9 million) that is eliminated on consolidation, along with the associated revenue.

For the nine months ended September 30, 2016, the adjustment to interest expense consists of interest on loans between consolidated entities totalling $6 million (2015 – $22 million) that is eliminated on consolidation, along with the associated revenue.

iv.                                   Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Segment current tax expense	$(38)	$(38)	$(142)	$(109)
Deferred income tax recovery (expense)	1,030	(107)	698	131
Income tax recovery (expense)	$992	$(145)	$556	$22

v.                                       Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

		Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2016	2015	2016	2015
Total reportable segment FFO		$883	$501	$2,223	$1,578
Realized disposition gains in fair value changes or prior periods	vi	(235)	(68)	(570)	(421)
Non-controlling interests in FFO		925	643	2,330	1,726
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		18	(77)	(260)	161
Fair value changes		(59)	389	358	1,572
Depreciation and amortization		(541)	(436)	(1,538)	(1,265)
Deferred income taxes		1,030	(107)	698	131
Net income		$2,021	$845	$3,241	$3,482

BROOKFIELD ASSET MANAGEMENT

vi.                                   Realized Disposition Gains

Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The realized disposition gains recorded in fair value changes or prior periods for the three and nine months ended September 30, 2016, were $235 million (2015 – $68 million) and $570 million (2015 – $421 million), respectively. There were no realized disposition gains recorded directly in equity as changes in ownership.

d)    Geographic Allocation

The company’s revenues by location of operations are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
United States	$2,040	$1,544	$5,710	$4,791
Canada	1,152	1,004	3,222	2,731
Europe	805	795	2,422	1,860
Australia	995	951	2,801	2,675
Brazil	583	273	1,220	896
Colombia	243	36	710	118
Other	467	453	1,391	1,304
	$6,285	$5,056	$17,476	$14,375

The company’s consolidated assets by location of assets are as follows:

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015
United States	$76,867	$68,438
Canada	19,671	18,805
Europe	20,034	20,762
Australia	14,019	13,549
Brazil	12,508	9,968
Colombia	7,563	676
Other	9,175	7,316
	$159,837	$139,514

Q3 2016 INTERIM REPORT

e)    Revenues Allocation

Total external revenues by product or service are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Asset management	$46	$69	$179	$202
Property
Core office	555	554	1,639	1,735
Opportunistic and other	1,099	849	3,120	2,285
Renewable power
Hydroelectric	518	262	1,583	941
Wind energy	83	70	279	272
Co-generation and other	26	10	36	30
Infrastructure
Utilities	208	218	625	647
Transport	212	164	531	491
Energy	102	89	283	274
Sustainable resources and other	71	61	251	194
Private equity
Construction services	1,037	929	2,886	2,337
Other business services	509	476	1,442	1,236
Energy	68	80	197	256
Other industrial operations	886	695	2,474	1,864
Residential development	832	539	1,808	1,540
Corporate activities	33	(9)	143	71
	$6,285	$5,056	$17,476	$14,375

BROOKFIELD ASSET MANAGEMENT

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The following table summarizes the balance sheet impact as a result of business combinations that occurred in the nine months ended September 30, 2016. Purchase price allocations for the business combinations completed in the period have been completed on a preliminary basis:

(MILLIONS)	Property	Renewable Power	Infrastructure and Other	Total
Cash and cash equivalents	$88	$116	$149	$353
Accounts receivable and other	147	177	656	980
Inventory	9	34	39	82
Equity accounted investments	—	—	40	40
Investment properties	6,081	—	—	6,081
Property, plant and equipment	198	5,722	1,094	7,014
Intangible assets	1	—	1,186	1,187
Goodwill	5	808	486	1,299
Deferred income tax assets	—	—	14	14
Total assets	6,529	6,857	3,664	17,050
Less:
Accounts payable and other	(299)	(386)	(263)	(948)
Non-recourse borrowings	(2,803)	(1,143)	(1,165)	(5,111)
Deferred income tax liabilities	—	(1,016)	(255)	(1,271)
Non-controlling interests[1]	(33)	(1,417)	(1,403)	(2,853)
	(3,135)	(3,962)	(3,086)	(10,183)
Net assets acquired	$3,394	$2,895	$578	$6,867
Consideration[2]	$3,368	$2,895	$578	$6,841

1. Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition

2. Total consideration, including amounts paid by non-controlling interests that participated in the acquisition

Significant acquisitions completed in the first nine months of 2016 are as follows:

In January 2016, a subsidiary of the company acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government for total consideration of $1.9 billion. Isagen is Colombia’s third-largest power generation company which owns and operates a 3,032 MW portfolio, consisting predominantly of six, largely reservoir-based, hydroelectric facilities.

Following the acquisition, the subsidiary of the company was required to conduct two mandatory tender offers (the “MTOs”) for the remaining publicly held shares at the same price per share paid for the 57.6% controlling interest. The first MTO closed in May 2016, in which the subsidiary acquired an additional 26% of economic interest for $929 million. The second MTO closed in September 2016 with total consideration of $605 million, and the subsidiary effectively owns 99.64% of Isagen as of September 30, 2016 after giving effect to the initial acquisition and the two MTOs. The company is accounting for the initial acquisition of the 57.6% controlling interest and MTOs as separate transactions. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $674 million and $46 million, respectively.

In March 2016, a subsidiary of the company completed the acquisition of a self-storage operation for total consideration of $471 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $82 million and $55 million, respectively.

In April 2016, a subsidiary of the company completed the acquisition of a portfolio of student housing assets for total consideration of $397 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $33 million and $3 million, respectively.

In April 2016, a subsidiary of the company completed the acquisition of hydroelectric facilities in Pennsylvania for total consideration of $859 million. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $37 million and $0.4 million, respectively.

In June 2016, a subsidiary of the company completed the acquisition of a portfolio of toll roads in Peru for total consideration of $128 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $39 million and $7 million, respectively.

Q3 2016 INTERIM REPORT

In July 2016, a subsidiary of the company completed the acquisition of a North American gas storage business for total consideration of $227 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $94 million and $23 million, respectively.

In July 2016, a subsidiary of the company completed the acquisition of a retail mall business for total consideration of $1.1 billion. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $250 million and $44 million, respectively.

In August 2016, a subsidiary of the company completed the acquisition of an Australia port business for total consideration of $150 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $382 million and $8 million, respectively.

5.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table provides the carrying values and fair values of financial instruments as at September 30, 2016 and December 31, 2015:

	Sep. 30, 2016		Dec. 31, 2015
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$4,372	$4,372	$2,774	$2,774
Other financial assets
Government bonds	51	51	122	122
Corporate bonds	1,355	1,355	1,274	1,274
Fixed income securities and other	334	334	396	396
Common shares and warrants	2,098	2,098	2,985	2,985
Loans and notes receivable	1,258	1,258	1,379	1,379
	5,096	5,096	6,156	6,156
Accounts receivable and other	6,725	6,725	5,568	5,568
	$16,193	$16,193	$14,498	$14,498
Financial liabilities
Corporate borrowings	$4,674	$5,108	$3,936	$4,229
Property-specific mortgages	50,910	53,282	46,044	47,081
Subsidiary borrowings	9,663	9,874	8,303	8,376
Accounts payable and other	12,478	12,478	11,366	11,366
Subsidiary equity obligations	3,543	3,543	3,331	3,331
	$81,268	$84,285	$72,980	$74,383

BROOKFIELD ASSET MANAGEMENT

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $1.7 billion (2015 – $1.7 billion) of financial assets and $1.4 billion (2015 – $1.3 billion) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Sep. 30, 2016			Dec. 31, 2015
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$51	$—	$74	$48	$—
Corporate bonds and debt instruments	182	1,168	5	9	1,263	2
Fixed income securities	40	125	169	67	152	177
Common shares and warrants	682	—	1,416	1,613	—	1,372
Loans and notes receivables	—	62	12	—	70	12
Accounts receivable and other	—	1,164	107	4	1,109	128
	$904	$2,570	$1,709	$1,767	$2,642	$1,691
Financial liabilities
Accounts payable and other	$65	$2,693	$68	$103	$2,138	$38
Subsidiary equity obligations	—	54	1,363	—	51	1,223
	$65	$2,747	$1,431	$103	$2,189	$1,261

During the three months and nine months ended September 30, 2016, there were no transfers between level 1, 2 or 3. During the nine months ended September 30, 2015, $769 million of financial assets were transferred from level 1 to level 2 due to the elimination of an active market for those financial assets. There were no transfers during the three months ended September 30, 2015.

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives and subsidiary equity obligations.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Sep. 30, 2016	Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/ accounts payable)	$1,164/ (2,693)

Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

Redeemable fund units (subsidiary equity obligations)	54	Aggregated market prices of underlying investments
Other financial assets	1,406	Valuation models based on observable market data

Q3 2016 INTERIM REPORT

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Sep. 30, 2016	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$169	Discounted cash flows	• Future cash flows • Discount rate	• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate decrease (increase) fair value
Warrants (common shares and warrants)	1,416	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	1,363	Discounted cash flows	• Future cash flows • Discount rate • Terminal capitalization rate • Investment horizon

•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

•  Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•  Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/Derivative liabilities (accounts receivable/payable)	$107/ (68)	Discounted cash flows	• Future cash flows • Forward exchange rates (from observable forward exchange rates at the end of the reporting period) • Discount rate

•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in the forward exchange rate increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at September 30, 2016:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance at beginning of period	$1,855	$1,405	$1,691	$1,261
Fair value changes in net income	(154)	(4)	5	39
Fair value changes in other comprehensive income[1]	(13)	3	(14)	55
Additions, net of disposals	21	27	27	76
Balance at end of period	$1,709	$1,431	$1,709	$1,431

1. Includes foreign currency translation

BROOKFIELD ASSET MANAGEMENT

6.            CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

a)            Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015
Current portion	$2,010	$1,194	$6,185	$4,746	$3,291	$3,198
Non-current portion	3,086	4,962	2,697	2,298	2,578	2,083
	$5,096	$6,156	$8,882	$7,044	$5,869	$5,281

b)            Liabilities

	Accounts Payable and Other		Property-Specific Mortgages		Subsidiary Borrowings
(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015
Current portion	$7,876	$7,560	$7,243	$9,426	$630	$1,839
Non-current portion	4,602	3,806	43,667	36,618	9,033	6,464
	$12,478	$11,366	$50,910	$46,044	$9,663	$8,303

7.    HELD FOR SALE

The following is a summary of the assets and liabilities that were classified as held for sale as at September 30, 2016:

(MILLIONS)	Property	Other	Total
Assets
Cash and cash equivalents	$—	$5	$5
Accounts receivables and other	56	137	193
Investment properties	3,125	20	3,145
Property, plant and equipment	—	302	302
Equity accounted investments	—	115	115
Assets classified as held for sale	$3,181	$579	$3,760
Liabilities
Accounts payable and other	$59	$33	$92
Property-specific mortgages	1,723	170	1,893
Liabilities associated with assets classified as held for sale	$1,782	$203	$1,985

As at September 30, 2016, a subsidiary of the company classified three office properties in New York, Washington, D.C., and London, as well a portfolio of industrial assets and a portfolio of multifamily assets in the United States as held for sale in the next 12 months. The Core Office assets to be disposed of represent total assets and liabilities of $1.9 billion and $1.0 billion, respectively. In addition, the industrial and multifamily assets classified to held for sale represent assets of $428 million.

8.    PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015
Renewable power	$26,804	$19,738
Infrastructure
Utilities	3,518	3,600
Transport and energy	5,159	4,032
Sustainable resources	839	706
Property	5,182	5,316
Private equity and other	3,701	3,881
	$45,203	$37,273

Q3 2016 INTERIM REPORT

9.    SUBSIDIARY PUBLIC ISSUERS

Brookfield Finance Inc. (“BFI”) may offer and sell debt securities in one or more issuances in the aggregate of up to $2.5 billion. Any debt securities issued by BFI will be fully and unconditionally guaranteed by the company. On May 25, 2016, BFI issued a $500 million 4.25% note due in 2026.

The company provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by its wholly owned subsidiary, Brookfield Investments Corporation (“BIC”). As at September 30, 2016, C$42 million of these senior preferred shares were held by third-party shareholders, and are retractable at the option of the holder.

The following tables contain summarized financial information of the Corporation, BFI, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$36	$5	$—	$6,265	$(21)	$6,285
Net income attributable to shareholders	1,036	—	19	1,073	(1,092)	1,036
Total assets	34,621	512	2,703	157,700	(35,699)	159,837
Total liabilities	8,457	(503)	1,123	87,054	(3,413)	92,718

AS AT DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$45	$—	$2	$5,078	$(69)	$5,056
Net income attributable to shareholders	289	—	18	297	(315)	289
Total assets	33,325	—	2,625	143,552	(39,988)	139,514
Total liabilities	8,017	—	1,095	80,236	(7,061)	82,287

FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$209	$7	$2	$17,406	$(148)	$17,476
Net income attributable to shareholders	1,478	—	22	1,556	(1,578)	1,478

FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$228	$—	$193	$14,176	$(222)	$14,375
Net income attributable to shareholders	1,663	—	201	1,701	(1,902)	1,663

1. This column accounts for investments in all subsidiaries of the corporation under the equity method

2. This column accounts for investments in all subsidiaries of the corporation other than BFI and BIC on a combined basis

3. This column includes the necessary amounts to present the company on a consolidated basis

BROOKFIELD ASSET MANAGEMENT

10.     COMMON EQUITY

The company’s common equity is comprised of the following:

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015
Common shares	$4,391	$4,378
Contributed surplus	223	192
Retained earnings	11,501	11,045
Ownership changes	1,372	1,500
Accumulated other comprehensive income	4,945	4,453
Common equity	$22,432	$21,568

The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

The holders of the company’s common shares received cash dividends during the third quarter of 2016 of $0.13 per share (2015 – $0.12 per share).

On June 20, 2016, the company paid a special dividend of approximately 19 million limited partnership units of a newly created subsidiary, Brookfield Business Partners L.P. (“BBU”), to the holders of the company’s Class A Limited Voting Shares and Class B Limited Voting Shares. This was a common control transaction and as such the special dividend of $441 million reflected in equity was based on the IFRS carrying value of the 21% interest in BBU distributed to shareholders on June 20, 2016.

The number of issued and outstanding common shares and unexercised options are as follows:

	Sep. 30, 2016	Dec. 31, 2015
Class A shares[1]	959,175,279	961,205,719
Class B shares	85,120	85,120
Shares outstanding[1]	959,260,399	961,290,839
Unexercised options and other share-based plans[2]	45,289,259	41,978,628
Total diluted shares	1,004,549,658	1,003,269,467

1. Net of 27,846,452 (2015 – 26,260,617) Class A shares held by the company in respect of long-term compensation agreements

2. Includes management share option plan and escrowed stock plan

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2016	2015	2016	2015
Outstanding at beginning of period[1]	958,993,493	960,335,048	961,290,839	928,227,520
Issued (repurchased)
Issuances	—	—	—	32,901,133
Repurchases	(62,916)	(4,052,703)	(3,326,875)	(9,011,617)
Long-term share ownership plans[2]	276,666	764,428	1,094,592	4,807,553
Dividend reinvestment plan and others	53,156	60,413	201,843	182,597
Outstanding at end of period[1]	959,260,399	957,107,186	959,260,399	957,107,186

1. Net of 27,846,452 (2015 – 23,807,487) Class A shares held by the company in respect of long-term compensation agreements

2. Includes management share option plan and restricted stock plan

Q3 2016 INTERIM REPORT

a)    Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Net income attributable to shareholders	$1,036	$289	$1,478	$1,663
Preferred share dividends	(33)	(32)	(100)	(100)
Net income available to shareholders	$1,003	$257	$1,378	$1,563

Weighted average – common shares	959.1	958.7	959.0	946.7
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	18.8	25.0	17.4	28.0
Common shares and common share equivalents	977.9	983.7	976.4	974.7

b)    Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the nine months ended September 30, 2016, the company granted 4.4 million stock options at a weighted average exercise price of $30.59 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.0% volatility, a weighted average expected dividend yield of 1.6% annually, a risk free rate of 1.6% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the nine months ended September 30, 2016, the company granted 3.25 million escrowed shares at a weighted average exercise price of $30.59 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.0% volatility, a weighted average expected dividend yield of 1.6% annually, a risk free rate of 1.6% and a liquidity discount of 25%.

11.    FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Investment property	$99	$410	$590	$1,521
General Growth Properties warrants	(151)	33	33	(118)
Redeemable fund units	12	18	(33)	31
Transaction related gains	—	—	—	232
Investment in Canary Wharf	—	—	—	150
Impairments and other	(19)	(72)	(232)	(244)
	$(59)	$389	$358	$1,572

12.    SUBSEQUENT EVENTS

On February 6, 2017, the company formed Brookfield Finance LLC (“BFL”), a Delaware limited liability company and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary”, as defined in Rule 3-10 of Regulation S-X, that will be used as the issuer in potential debt financings for the company.  Any debt securities issued by BFL will be fully and unconditionally guaranteed by the Corporation.  BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.

BROOKFIELD ASSET MANAGEMENT